SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (the "Agreement") made and entered into this 10 day of June 2020.

BETWEEN:

A.	Artem Belov of Leonard-Bernstein-Strasse 8/2/3208, A-1220, Vienna, Austria ("Shareholder A").

B.	Belart Holding & Trade GmbH a company incorporated in Austria under No FN 3304849 of Praterstrasse 22/2/5, (formerly of Leonard-Bernstein Strasse 8/2/3109), A-1220, Vienna, Austria ("Shareholder B").

C.	Nicolas Link of 1402 Royal Oceanic Tower, Dubai Marina. Dubai ("Shareholder C").

D.	Alexander Kolyakin of Juelicher Str, 91, 40477, Dusseldorf, Germany ("Shareholder D")

Collectively the "Existing Shareholders" of FB Fire Technologies ltd, a company incorporated in United Kingdom under No. 9343836 whose registered office is at Matrix Business Centre, Nobel Way, Dinnington, (the "Company").

and

Ilustrato Pictures International Inc. of 26 Broadway, New York, NY 10004 (the "Purchaser")

1.	BACKGROUND:

The Seller agrees to sell the Shares to the Purchaser and the Purchaser agrees to purchase all the Shares from the Seller and 100% of the outstanding shares in FB Fire Technologies ltd. The background to the Share Purchase is as follows:

a.	At all material times the Company is a private limited company and at the date of this Agreement has an issued share capital of £1 800 900, divided into 180,090,000 of ordinary shares of £0.01 each. This is shown in point C below.
b.	There is a further £896,587 which is to be capitalized and is not allocated as of the date of this agreement. This amount will be allocated in full in the same ratio. The total share capital will in fact be £2,697,487.
c.	At all material times the Existing Shareholders are the sole registered and beneficial holders of the following number of shares of the Seller issued as fully paid:
•	Shareholder A: 100,850,000
•	Shareholder B: 59,430,000
•	Shareholder C: 19,810,000
•	Shareholder D: 0

1.1	Shareholder A has invested a total of over EUR 450.000 in share capital, loans, and expenses in the Company setup as well as Services, earlier R&D costs and securing the underlying technology and IP rights for the Company.
1.2	Shareholder B has invested a total of EUR 1.299.600, - and GBP 604.680 - and USD 660.000, - as share capital and multiple loans to the Company.
1.3	Shareholder D has invested EUR 150.000 in the Company as well as has continuously provided free services to the Company on the condition of being issued 15% of Shares in the Company.
1.4	For the purpose of clarity, the investment amounts above do not include interest or currency exchange gains/losses.
1.5	It is Agreed that the Purchaser will try to up list to a National Exchange with (ticker: ILUS) llustrato Pictures International Inc, a company currently listed on the OTC market in the USA henceforth referred to as "ILUS".
1.6	The Existing Shareholders will be issued shares in ILUS as per Clause 2.
1.7	It is acknowledged that Shareholder B wishes to exchange his current shareholding and debt including interest, of the Company in exchange for a different class of shares in ILUS with more liquidity.

2.                  THE PURCHASE PRICE

IN CONSIDERATION OF the above and as a condition of the parties entering into this Agreement and other valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the parties to this Agreement agree as follows:

2.1	It is agreed that 2,500,000 ILUS Preference E shares will be issued to Shareholder B or its respective nominated parties for conversion of debt. Each share has a value of $1.00 with a total valuation before redemption of $2,500,000. The shares will be redeemable, convertible, non- cumulative preferred shares.
2.2	The preference shares mentioned will carry a 6% annual dividend and 2.25% must be redeemed per quarter, redeemed at 130% of the stated value but non-cumulative and the dividend or redemption does hence not compound per quarter.
2.3	Shareholders A, B, C and D will be issued Common shares in ILUS subject to valuation. These shares will be issued no later than 30 days after the public disclosure of the 2022 annual results or upon an up list to a National exchange, whichever takes place first. The quantity of Common shares in ILUS will be determined by the ILUS board of directors.
2.4	Furthermore, the Purchaser agrees that 672,175 Preference E shares will be issued to BrohF Holdings Ltd. a creditor of FB Fire Technologies ltd for conversion of debt. Each share has a value of $1.00 with a total valuation before redemption of $672,175. The shares will be redeemable, convertible, non-cumulative preferred shares.

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3.	Representations and Warranties of the Seller

The Seller warrants and represents to the Purchaser as follows:

3.1	The Seller would not be recognized as an issuer, insider, affiliate, or associate of the Corporation as defined or recognized under applicable securities laws and regulations.
3.2	Except as provided in the incorporating documents of the Corporation or as indicated on the face of the certificates for the Shares, the Purchaser would not be prevented or restricted in any way from re-selling the Shares in the future.
3.3	The Seller is the owner in clear title of the Shares and the Shares are free of any lien, encumbrance, security interests, charges, mortgages, pledges, or adverse claim or other restriction that would prevent the transfer of clear title to the Purchaser.
3.4	The Seller is not bound by any agreement that would prevent any transactions connected with this Agreement.
3.5	There is no legal action or suit pending against any party, to the knowledge of the Seller, that would materially affect this Agreement.
3.6	The Seller warrant and represent to the Purchaser that except as fairly disclosed with sufficient details to identify the nature and scope of the matter disclosed.
3.7	The Seller has the legal power and authority to execute and deliver this Agreement and all other documents required to be executed and delivered by the Sellers hereunder and to consummate the transaction contemplated in this Agreement.

4.	Representations and Warranties of the Purchaser

The Purchaser warrants and represents to the Seller as follows:

4.1	The Purchaser has the legal power and authority to execute and deliver this Agreement and all other documents required to be executed and delivered by the Purchaser hereunder and to consummate the transaction contemplated in this Agreement.
4.2	The Purchaser understands the speculative nature and the risks of investments associated with the Company and confirms that it can bear the risk of the investment.
4.3	In evaluating the merits of the purchase of the Shares of the Company, the Purchaser has relied solely on his, her or its own investigation concerning the company the Company and has not relied upon any representations provided by the Seller.

4.4	The Purchaser would not be recognized as an issuer, insider, affiliate, or associate of the Corporation as defined or recognized under applicable securities laws and regulations.

4.5	The Purchaser is not bound by any agreement that would prevent any transactions connected with this Agreement.
4.6	There is no legal action or suit pending against any party, to the knowledge of the Purchaser, that would materially affect this Agreement.

5.	Closing

The closing of the purchase and sale of the Shares (the "Closing") will take place on June 10, 2020 (the "Closing Date") at the offices of the Seller or at such other time and place as the Seller and the Purchaser mutually agree.

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6.	Expenses

All parties agree to pay all their own costs and expenses in connection with this Agreement.

7.	Finder's Fees

a)	The Buyer will not pay any type of finder's fee to any party to this agreement or to any other individual in connection to this Agreement. Any finders or sellers’ fees relating to this transaction are to be paid by the seller.
b)	The Seller warrants and represent that any investment banker or broker or other intermediary who may have facilitated the transaction contemplated by this Agreement and maybe entitled to a fee or commission in connection with said transaction will be paid by the seller. The seller indemnifies and hold harmless all other parties to this Agreement in connection with any claims for brokerage fees or other commissions that may be made by any party pertaining to this Agreement.
c)	The seller warrants that they have disclosed all material facts relating to the company during the due diligence period to the best of their knowledge and indemnifies in full the buyer against any claim more than $20,000 which the seller did not disclose previously.

8.	Dividends

8.1	Any dividends earned by the Shares and payable before the Closing of this Agreement will belong to the Seller, and any dividends earned by the Shares and payable after the Closing of this Agreement will belong to the Purchaser.
8.2	Any rights to vote attached to the Shares will belong to the Seller before the Closing and will belong to the Purchaser after the Closing.

9.	Governing Law
9.1	This Agreement shall be governed by and construed in accordance with the laws of England and Wales.
9.2	The parties agree to submit to the exclusive jurisdiction of the courts of England and Wales.

10.	Additional Clauses

10.1	No Dividends have been paid, Assets or cash have been removed, sold, or transferred from the company other than in the normal course of business since the completion of the Due Diligence and the closing of this agreement.
10.2	The sellers and the company agree that the shares mentioned in clause 3.3. is determined by ILUS’s Board of directors based upon business performance and is at the Boards sole discretion.

10.3	The Seller will reasonably act in the best interest to support and assist the buyer in all aspects of the business to assist it to meet the objectives and growth. The Seller will not carry out any actions or make any comments which could be damaging to the company or the buyer for an indefinite period from the completion date of this agreement.
10.4	The seller, his affiliates or family, will not compete in the same line of business of the company’s main address for a period of 3 years from the date of closing.

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10.5	The Seller will also sign a separate employment contract with the company for which the seller will receive a market rate remuneration to be agreed in the employment contract and is in addition to the purchase price.

11.	Miscellaneous
11.1	Time is of the essence in this Agreement.
11.2	This Agreement may be executed in counterparts. Facsimile signatures are binding and are original signatures.
11.3	All warranties and representations of the Seller and the Purchaser connected with this Agreement will survive the Closing.
11.4	This Agreement will not be assigned either in whole or in part by any party to this Agreement without the written consent of the other party.
11.5	Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in the neuter gender include the masculine gender and the feminine gender and vice versa.
11.6	If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.
11.7	This Agreement contains the entire agreement between the parties. All negotiations and understandings have been included in this Agreement. Statements or representations which may have been made by any party to this Agreement in the negotiation stages of this Agreement may in some way be inconsistent with this final written Agreement. All such statements are declared to be of no value in this Agreement. Only the written terms of this Agreement will bind the parties.
11.8	The Seller and Buyer have taken independent legal advice and are fully aware of their commitment, interpretations, deliverables and understanding of this agreement.
11.9	This Agreement and the terms and conditions contained in this Agreement apply to and are binding upon the Seller and the Purchaser and their respective successors, assigns, executors, administrators, beneficiaries, and representatives.
11.10	Any dispute or claim arising to or in any way related to this Agreement shall be settled by binding arbitration as per clause 10. All arbitration shall be conducted in accordance with the rules and regulations of Wales and England. The Court shall designate an arbitrator from an approved list of arbitrators following each party's review and deletion of those arbitrators on the approved list having a conflict of interest with either party. Each party shall pay its own expenses associated with such arbitration. A demand for arbitration shall be made within a reasonable time after the claim, dispute or other matter has arisen and in no event shall such demand be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be balanced by the applicable statutes of limitations. The decision of the arbitrators shall be rendered within 60 days of submission of any claim or dispute, shall be in writing and mailed to all the Parties included in the arbitration. The decision of the arbitrator shall be binding upon the parties and judgment in accordance with that decision may be entered in any court having jurisdiction thereof.
11.11	Any notices or delivery required here will be deemed completed when hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to

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the parties at the addresses contained in this Agreement or as the parties may later designate in writing.

11.12	All the rights, remedies and benefits provided by this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law.

IN WITNESS WHEREOF this Agreement has been duly executed the day and year first before written

Artem Belov	SIGNED by /s/ Nicolas Link

SIGNED by /s/ Alexander Kolyakin	Nicolas Link

Alexander Kolyakin	for and on behalf of FB Fire Technologies Limited

SIGNED by /s/ Artem Belov	SIGNED by /s/ Nicolas Link

Artem Belov	Nicolas Link

for and on behalf of Trade GmbH	for and on behalf of Ilustrato Pictures International Inc

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